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                                                                     EXHIBIT (j)
                                 [BIOVAIL LOGO]


                                       CONTACT: Eugene Melnyk
                                                Chairman of the Board
                                                Kenneth Howling
                                                Chief Financial Officer
                                                (416) 285-6000

FOR IMMEDIATE RELEASE:



              *BIOVAIL STOCK SPLIT APPROVED BY BOARD OF DIRECTORS*
  - CONVENING A SPECIAL SHAREHOLDER MEETING TO APPROVE A 2-FOR-1 STOCK SPLIT -


     TORONTO, CANADA, November 12, 1999--Biovail Corporation International (NYSE, TSE: BVF) announced today that its Board of Directors has approved the convening of a Special Shareholder Meeting to receive shareholder authorization for a 2-for-1 stock split of its common stock. Following shareholder approval and the filing of articles of amendment, shareholders will be given proper notification and will be able to receive new stock certificates reflecting the stock split. Biovail currently has approximately 29,545,000 common shares outstanding. In addition, the Company will also seek shareholder approval to change its name to Biovail Corporation. Final details of the stock split, along with time and location of the Special Shareholder Meeting, will be disseminated to shareholders shortly.

     Eugene Melnyk, Chairman of the Board commented, "We are very pleased with the Company's recent performance including the tentative approvals of generic versions of Adalat CC and Cardizem CD. A stock split at this time will reward our existing shareholders by increasing liquidity and provide an attractive investment opportunity for potential new shareholders."

                                    - more -

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                       BIOVAIL CORPORATION INTERNATIONAL

            2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
                        Tel (416)285-6000 Fax (416)285-6499

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     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.